Exhibit 99.1

FANG Reaches Definitive Agreements with wanli

BEIJING, January 20, 2016 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), the leading real estate Internet portal in China, today announced that it had made significant progress on its acquisition of a controlling stake in Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (stock code: 600847), and the sale of Wanli’s assets (such transactions, collectively, the “Restructuring”), as referred to in a press release dated November 13, 2015. The parties involved have entered into definitive agreements with regard to the Restructuring. Specifically, the Company’s wholly-owned subsidiaries, Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (“SouFun Network”), Beijing Fang Tian Xia Network Technology Co., Ltd. (“Fang Tian Xia Network”) and Beijing SouFun Decorative Engineering Co., Ltd. (together with SouFun Network and Fang Tian Xia Network, collectively, the “Fang Subsidiaries”), have entered into a share subscription and asset purchase agreement (the “Share Subscription Agreement”) with Wanli and Mr. Xicheng Liu, the ultimate controlling shareholder of Wanli, and a profit compensation agreement (the “Compensation Agreement”) with Wanli.

Share Subscription and Asset Sale

Under the Share Subscription Agreement, the Company has agreed to subscribe through each of the Fang Subsidiaries for new shares of Wanli (the “Subscription Shares”) at a price of RMB23.87 per share, equal to 90% of the average trading price of Wanli’s shares in the 20 trading days immediately before the public announcement of the resolutions of Wanli’s board of directors approving the transactions contemplated by the Restructuring. In exchange of the Subscription Shares, the Company has agreed to transfer through the Fang Subsidiaries to Wanli the entire equity interests in five wholly-owned subsidiaries of the Fang Subsidiaries (collectively, the “Fang Assets”) that operate as the Company’s service platforms for online media business, Internet financial services, and big data business(i). The Subscription Shares will be calculated based on a final valuation of the Fang Assets by an independent asset appraisal company. The current preliminary valuation of the Fang Assets is RMB 16.18 billion.

Wanli has also entered into an asset sale agreement (the “Asset Sale Agreement”) with Shenzhen Nan Fang Tong Zheng Investment Co., Ltd. (the “Asset Sale Buyer”), the controlling shareholder of Wanli, and Mr. Xicheng Liu, pursuant to which Wanli has agreed to sell all of its existing non-cash assets and liabilities to the Asset Sale Buyer and maintain at least RMB0.7 billion cash in Wanli.

The consummation of the transactions contemplated under each of the Share Subscription Agreement and the Asset Sale Agreement is interdependent and conditioned upon the consummation of the transactions contemplated under each other agreement.

Following the consummation of the foregoing transactions, the Fang Subsidiaries will collectively hold approximately 70.01% of the share capital of Wanli, taking into account the Concurrent Share Placement (as defined below). The Company will consolidate Wanli’s operating results as Wanli will become a majority-owned indirect subsidiary of the Company. The Subscription Shares will be subject to a 36-month lock-up.

Profit Compensation

As required by the PRC regulatory authorities, under the Compensation Agreement, in the event that the consolidated net profits attributable to shareholders (excluding extraordinary items) of the Fang Assets in any of the fiscal years of 2016, 2017 and 2018 (collectively, the “Covered Period”) are less than the profit target for the respective fiscal year of RMB800 million, RMB1,040 million and RMB1,352 million, or there is any impairment loss at the end of the Covered Period, each of the Fang Subsidiaries will be jointly and severally liable to compensate Wanli for the shortfall of the profit target or the impairment loss by transferring such number of the Subscription Shares to Wanli for a nominal price as calculated based on a pre-determined formula, subject to a cap equal to the total number of the Subscription Shares.

Concurrent Share Placement

To support the future business growth following the Restructuring, Wanli has concurrently entered into share subscription agreements with certain investors(ii), including reputable institutional investors (collectively, the “Share Placement Investors”), pursuant to which Wanli has agreed to issue to the Share Placement Investors new shares of Wanli at a price of RMB23.87 per share for a total consideration of up to RMB3.16 billion (such transactions, the “Concurrent Share Placement”), which is subject to the final valuation of the Fang Assets. The shares issued under the Concurrent Share Placement will also be subject to a 36-month lock-up.

Mr. Vincent Mo, the Company’s Chairman and CEO, comments: “We are thrilled to achieve this solid progress by entering into the definitive agreement with Wanli. The access to the China domestic capital market will not only facilitate our operations in China but also bring in the real value to our shareholders. We are expecting this restructuring to be closed in the near future and provide strong support to our fast growing e-commerce, financial services and online media business. Fang is aggressively transforming from the leading real estate media platform into a transaction oriented platform. The Wanli deal is definitely a very key step for us at this pivotal point”.

The consummation of the Restructuring remains subject to the requisite internal approvals of the relevant parties and regulatory clearance, including that by the China Securities Regulatory Commission and other applicable regulatory authorities. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all.

For further details of the transactions contemplated under the Restructuring and the Concurrent Share Placement, please refer to public announcements made by Wanli, which are available at www.sse.com.cn, the official website of the Shanghai Stock Exchange.

(i) Include Beijing Li Man Wan Jia Network Technology Co., Ltd., SouFun Media Technology (Beijing) Co., Ltd., Beijing SouFun Network Technology Co., Ltd., Beijing Tuo Shi Huan Yu Network Technology Co., Ltd., and Beijing Hong An Tu Sheng Network Technology Co., Ltd.

(ii) Include Hexie Haoshu Investment Management (Beijing) Co. Ltd., IDG Capital Management (HK) Limited, Xizang Ruidong Wealth & Investment Management Co. Ltd., Shanghai Hongliu Investment Management Co. Ltd., Beijing Carlyle Investment Center (L.P.), Baidu Penghuan Asset Management (Beijing) Co. Ltd., and an individual investor, including the affiliates of or the funds managed or owned by the foregoing investors.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about Fang, please visit http://ir.fang.com.

About Wanli

Founded in 1992, Wanli is a manufacturer of storage batteries. Wanli’s shares have been listed on the Shanghai Stock Exchange since 1994.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the proposed transactions contemplated by the Restructuring and the Concurrent Share Placement. Statements that are not historical facts, including statements about Fang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether the transactions contemplated by the Restructuring will receive the requisite approvals, whether the Restructuring will be carried out as planned, the impact of the Restructuring on the Fang Assets, the impact of Fang’s transformation from a pure Internet information platform to a transaction-oriented platform, the impact of Fang’s implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China’s real estate market on Fang and the impact on revenues of our existing and new service fees reductions, the ability of Fang to retain real estate listing agencies as customers during challenging economic periods, the success of Fang's new business initiatives, the ability of Fang to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our Fang membership services and Fang Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

For investor and media inquiries, please contact:

Mr. Kent Cangsang Huang
CFO
Phone: +86-10-5631-9668
Email: huangcangsang@fang.com